SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 TEKTRONIX, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of class of securities)

                                   879131100
                                 (CUSIP number)


                               Ralph V. Whitworth
                            Relational Investors, LLC
                     4330 La Jolla Village Drive, Suite 220
                           San Diego, California 92122
                                 (619) 597-9400
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               July 6, 1999
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section Of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL INVESTORS, LLC
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        00
-------------------------------------------------- -----------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            4,674,000
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              4,674,000
       PERSON         ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        4,674,000
--------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
--------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.96%
--------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------

CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL INVESTORS, L.P.
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            3,640,702
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              3,640,702
       PERSON         ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,640,702
--------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
--------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.76%
--------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------

CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL FUND PARTNERS, L.P.
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC/OO
--------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            83,551
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              83,551
       PERSON         ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        83,551
--------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
--------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.18%
--------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------

CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL COAST PARTNERS, L.P.
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC/OO
--------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            124,227
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              124,227
       PERSON         ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        124,227
- ------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
- ------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.26%
- ------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
- ------------------------------------------------------------------------

CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL PARTNERS, L.P.
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC/OO
--------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            395,636
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              395,636
       PERSON         ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        395,636
--------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
--------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.84%
--------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------

CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RALPH V. WHITWORTH
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        NA
--------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            4,674,000
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
      PERSON          ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            4,674,000
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      4,674,000
--------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
--------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.96%
--------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------

CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        DAVID H. BATCHELDER
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        NA
--------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            4,674,000
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            4,674,000
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        4,674,000
--------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
--------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.96%
--------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------

CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        JOEL L. REED
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        NA
--------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            4,674,000
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            4,674,000
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        4,674,000
--------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
--------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.96%
--------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D (this "Statement") is being filed by and on behalf of Relational Investors, L.P. ("RILP"), Relational Fund Partners, L.P. ("RFP"), Relational Coast Partners, L.P. ("RCP"), and Relational Partners, L.P. ("RP"). Each of RILP, RFP, RCP and RP is a Delaware limited partnership. The principal business of each of RILP, RFP, RCP and RP is investing in securities.

     This Statement is also being filed by and on behalf of Relational Investors, LLC ("RILLC"), a Delaware limited liability company. The principal business of RILLC is being the sole general partner of RILP, RFP, RCP and RP. RILP, RFP, RCP, RP and three accounts managed by RILLC are the beneficial owners of the securities covered by this Statement.
Pursuant to the Limited Partnership Agreement of each of RILP, RFP, RCP and RP, and the investment management agreement for the accounts managed by RILLC, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

     This Statement is also being filed by and on behalf of Ralph V. Whitworth, David H. Batchelder and Joel L. Reed. Messrs. Whitworth, Batchelder and Reed are the Managing Members of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement. Messrs. Whitworth, Batchelder and Reed, therefore, may be deemed to have shared indirect beneficial ownership of such securities. The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as a Managing Member of RILLC. The present principal occupation of Mr. Reed is serving as President of Batchelder & Partners, Inc. (Messrs. Whitworth, Batchelder and Reed, together with RILP, RFP, RCP, RP and RILLC, hereinafter, the "Reporting Persons").

     This Statement hereby amends the Schedule 13D filed on March 29, 1999 as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Two of the three accounts managed by RILLC purchased an aggregate of 11,775 Shares for total consideration (including brokerage commissions) of $277,734.76 derived from capital in the managed accounts and margin borrowings from the client margin accounts at Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). The other account managed by RILLC purchased an aggregate of 418,109 Shares for a total consideration (including broker commissions) of $9,892,616.79 derived from the capital of the managed account.

         RILP purchased an aggregate of 3,640,702 Shares for total consideration (including brokerage commissions) of $86,102,960.11 derived from the capital of RILP.

         RFP purchased an aggregate of 83,551 Shares for total consideration (including brokerage commissions) of $1,993,512.94 derived from the capital of RFP and margin borrowings from a margin account at DLJ.

         RCP purchased an aggregate of 124,227 Shares for total consideration (including brokerage commissions) of $2,936,589.06 derived from the capital of RCP and margin borrowings from a margin account at DLJ.

         RP purchased an aggregate of 395,636 Shares for total consideration (including brokerage commissions) of $9,356,641.37 derived from the capital of RP and margin borrowings from a margin account at DLJ.

         Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 75 basis points. DLJ has a lien on the Shares held by two of the three accounts managed by RILLC and those held by each of RFP, RCP and RP to secure repayment of the margin borrowings described above.

ITEM 4. PURPOSE OF THE TRANSACTION.

     As of the date of this Statement, except as set forth below, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Consistent with the letter previously filed as Exhibit 4 to the
Schedule 13D filed on March 29, 1999, the Reporting Persons have met with representatives of the Company to discuss large shareholder representation on the Company's board of directors. Pursuant to such discussions the Reporting Persons entered into an agreement on July 6, 1999 with the Company (the "Agreement"), a copy of which is filed herewith as Exhibit
5. Subject to the terms and conditions of the Agreement: (i)(a) No later than July 16, 1999, Mr. Whitworth will be elected to the Company's board of directors in the class of directors with a term expiring at the annual meeting of the Company's shareholders to be held in 2000 and, (b) at any time prior to March 1, 2000, Mr. Whitworth may serve notice on the Company to the effect that the Reporting Persons desire to cause the election of an additional member to the Company's board of directors, which notice shall specify three individuals who are qualified to serve as members to the Company's board of directors and who are neither affiliates nor associates of any of the Reporting Persons; in such event, the Company will, within twenty days following receipt of such notice, cause one of such individuals to be elected to the Company's board of directors; and
(ii)the Reporting Persons have agreed (a) not to acquire (except by way of stock dividends or other distributions made to all holders of the Company's common stock) more than 10% of the Company's outstanding common stock until the earlier of the annual meeting of the Company's shareholders in the fall of 2000 and December 31, 2000, and (b) to refrain from certain other actions, including the solicitation of proxies, until the earlier of the annual meeting of the Company's shareholders in the fall of 2000 and December 31, 2000.

     Consistent with the terms and provisions of the Agreement, the reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions, or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 4,674,000 Shares constituting 9.96% of the outstanding Shares (the percentage of Shares owned being based upon 46,909,208 Shares outstanding at May 29, 1999. The Reporting
Persons may be deemed to have direct beneficial ownership of Shares as follows:

NAME                   NUMBER OF SHARES          PERCENT OF OUTSTANDING
SHARES
------                 ----------------          -----------------------------
RILLC                        429,884                          0.92%
RILP                       3,640,702                          7.76%
RFP                           83,551                          0.18%
RCP                          124,227                          0.26%
RP                           395,636                          0.84%

         RILLC, in its capacity as an investment management consultant, may be deemed to possess direct beneficial ownership of the 429,884 Shares that are owned by accounts that it manages. Additionally, RILLC, as the sole General partner of each of RILP, RFP, RCP and RP, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Shares of which any of RILP, RFP, RCP and RP may be deemed to possess direct beneficial ownership. Each of Messrs. Whitworth, Batchelder and Reed, as Managing Members of RILLC, may be deemed to share beneficial ownership of the Shares which RILLC may beneficially own. Each of Messrs. Whitworth, Batchelder and Reed disclaims beneficial ownership of such Shares for all other purposes.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

         (b) RILP has the sole power to vote or direct the vote of 3,640,702 Shares and the sole power to dispose or direct the disposition of such Shares.

         RFP has the sole power to vote or direct the vote of 83,551 Shares and the sole power to dispose or direct the disposition of such Shares.

         RCP has the sole power to vote or direct the vote of 124,227 Shares and the sole power to dispose or direct the disposition of such Shares.

         RP has the sole power to vote or direct the vote of 395,636 Shares and the sole power to dispose or direct the disposition of such Shares.

         RILLC has the sole power to vote or direct the vote of 429,884 Shares held by three accounts which it manages, and the sole power to dispose or direct the disposition of such Shares. In addition, RILLC, as sole General Partner of RILP, RFP, RCP and RP, may be deemed to have the sole power to vote or direct the vote of 4,244,116 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares. Messrs. Batchelder, Whitworth and Reed, as the Managing Members of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         (c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days is set forth in Exhibit 1 filed With this Statement.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account.

         (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4 and Exhibit 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibit 1 filed herewith replaces in its entirety the
Exhibit 1 previously filed.

               1. Information concerning transactions in the Shares effected by the Reporting Persons in the last 60 days.

     The following Exhibit 5 filed herewith is hereby added as an Exhibit:

               5. Standstill Agreement among the Company and the Reporting Persons dated as of July 6, 1999.

                                   SIGNATURES


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: July 6, 1999


RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.

By:  Relational Investors, LLC
   -------------------------------------
     as general partner to each


    By: /s/ Ralph V. Whitworth
       ---------------------------------
        Ralph V. Whitworth
        Managing Member


RELATIONAL INVESTORS, LLC


By: /s/ Ralph V. Whitworth
   -------------------------------------
    Ralph V. Whitworth
    Managing Member


/s/ Ralph V. Whitworth
----------------------------------------
Ralph V. Whitworth


/s/ David H. Batchelder
----------------------------------------
David H. Batchelder


/s/ Joel L. Reed
----------------------------------------
Joel L. Reed

                                  EXHIBIT INDEX



Page No.   Exhibit No.     Description
--------   -----------     ------------
             1.            Information concerning transactions in the
                           Shares effected by the Reporting Persons in
                           the last 60 days.

             5. Standstill Agreement among the Company and the Reporting Persons dated as of July 6, 1999.
